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                                              Filed by Laser Vision Centers Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                      Subject Company: Laser Vision Centers Inc.
                        Registration Statement on Form S-4 (File No.: 333-71532)


The following is the text of a joint press release issued by Laser Vision Centers Inc. and TLC Laser Eye Centers, Inc. on March 4, 2002:

TLC AND LASER VISION CENTERS ANNOUNCE REGISTRATION STATEMENT DECLARED EFFECTIVE

TLC AND LASERVISION SET APRIL 18, 2002 FOR SHAREHOLDER VOTES

BETHESDA, Md. & ST. LOUIS - (BUSINESS WIRE) - March 4, 2002 - TLC Laser Eye Centers Inc. (NASDAQ: TLCV; TSE: TLC) and Laser Vision Centers, Inc. (NASDAQ:
LVCI) jointly issued the following update on their proposed merger.

TLC's Registration Statement on Form S-4 in connection with the proposed merger was declared effective by the Securities and Exchange Commission on March 1, 2002. The joint proxy statement/prospectus describing the proposed merger is expected to be mailed to shareholders of LaserVision and TLC beginning March 7, 2002.

LaserVision has scheduled the special meeting at which its shareholders will consider the merger for April 18, 2002 at 10 A.M. Eastern time. TLC's annual and special meeting of its shareholders will also be held on April 18, 2002 at 10 A.M. Eastern time.

The merger agreement, as amended, provided that after March 31, 2002 either party could determine to terminate the agreement if the merger had not yet been completed. However, to allow sufficient time to mail the joint proxy statement/prospectus, the companies have advised each other that they do not intend to exercise their termination rights before April 30, 2002.

About TLC

Founded in 1993, TLC enjoys a number of valuable assets including a network of more than 12,500 affiliated doctors, access to some of the newest refractive technologies, proven patient education and marketing programs, The TLC Lifetime Commitment(SM) to patients, a full suite of advanced information systems and support services, and a well established corporate brand.

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About LaserVision

Founded in 1986, LaserVision brings extensive relationships with more than 900 independent surgeons, a strong operations management culture, state-of-the-art mobile laser technology, and experience with the mobile cataract services and ophthalmic ambulatory surgical center businesses. LaserVision operates in the United States and the United Kingdom.

Map

A map showing the geographical location of each TLC and LaserVision site can be viewed at www.tlcvision.com/merger/index.html or www.laservision.com/merger.

Important Additional Information Will be Filed with the SEC

This press release contains certain forward-looking statements about TLC, LaserVision and the proposed merger within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward looking terminology, such as "may", "will", "expect", "intend", "anticipate", "estimate", "predict", "plan" or "continue" or the negative thereof or other variations thereon or comparable terminology referring to future events or results. Forward looking statements, by their nature, are subject to risks and uncertainties, TLC's and LaserVision's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the ability of TLC and LaserVision to consummate a merger and successfully integrate operations, the timing of expenditures and expansion opportunities, any of which could cause actual results to vary materially from current results or anticipated future results. See TLC's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission and LaserVision's reports filed with the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements. TLC and LaserVision assume no obligation to update the information contained in this press release to update forward-looking statements to reflect changed assumptions, the occurrence of anticipated events or changes in future operating results, financial condition or business over time.

On March 1, 2002, TLC filed a definitive, final proxy statement/prospectus concerning the merger with the United States Securities and Exchange Commission (the "SEC"). We urge investors to read the proxy statement/prospectus, including the section entitled "Risk Factors and Other Considerations," and any other relevant documents filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. Read the proxy statement/prospectus carefully before making a decision concerning the merger.